

Mail Stop 4631

December 1, 2009

Via U.S. mail and facsimile

Mr. Robert C. Spindler
Chief Financial Officer
The Stephan Co.
1850 West McNab Road
Fort Lauderdale, FL 33309

> **RE: Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the period ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 001-04436**

Dear Mr. Spindler:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 7

2. We note that on page 7 you use the non-GAAP measure EBITDA as a liquidity measure while on page 8 you use EBITDA as a performance measure. Please revise your disclosures of non-GAAP measures as follows:

    •   Where you use EBITDA as a liquidity measure, please reconcile the measure to cash flows from operations. Where you use EBITDA as a performance measure, please reconcile the measure to net income;
    •   Identify the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and
    •   Separately explain the limitations of your use of EBITDA as both a liquidity and performance measure. Refer to Item 10(e) of Regulation S-K and our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Policies and Estimates, page 9

3. It appears from your disclosures on page 35 that your distributors segment has experienced operating losses over the past two years which could be an indicator of possible goodwill and intangible asset impairment. For any of your reporting units which had a fair value not substantially in excess of carrying value as of your most recent impairment testing date, please disclose the following:

    •   Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    •   Amount of goodwill and intangible assets allocated to the reporting unit;
    •   Description of the methods and key assumptions used to determine the fair value of the reporting unit and how the key assumptions were determined;
    •   Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    •   Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 9

4. You have provided management's evaluation of internal controls over financial reporting as of December 31, 2008 on page 9 of your Form 10-K; however, it appears that you have not provided management's evaluation of disclosure controls and procedures as of December 31, 2008. Please refer to Item 307 of Regulation S-K and

amend your filing to provide management's assessment of disclosure controls and procedures as of December 31, 2008. In addition, please consider whether management's failure to provide its report on disclosure controls and procedures impacts your conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and amend your disclosure as appropriate. When you amend your filing, please be sure to also include currently dated management certifications, which refer to the Form 10-K/A. Please also similarly amend your Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 for the missing management evaluation of disclosure controls and procedures.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

5. Please address the above comments in your interim filings as well.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief